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                          February 14, 2024

       Dror Ben-Asher
       Chief Executive Officer
       RedHill Biopharma Ltd.
       21 Ha'arba'a Street
       Tel Aviv 6473921
       Israel

                                                        Re: RedHill Biopharma
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed February 9,
2024
                                                            File No. 333-276979

       Dear Dror Ben-Asher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alla Digilova, Esq.